UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 20th July 2020, London UK; Tübingen, Germany/ Boston, MA, USA - LSE announcement

GSK and CureVac announce strategic mRNA technology collaboration

●      Companies to collaborate on mRNA vaccine and monoclonal antibody research programmes in infectious diseases
●      GSK to make equity investment of £130m (€150m) in CureVac, and an upfront payment of £104m (€120m)

GlaxoSmithKline plc (LSE/NYSE: GSK) and CureVac today announced the signing of a strategic collaboration agreement for the research, development, manufacturing and commercialisation of up to five mRNA-based vaccines and monoclonal antibodies (mAbs) targeting infectious disease pathogens. The collaboration complements GSK's existing mRNA capabilities with CureVac's integrated mRNA platform.

mRNA (messenger RNA) technology is a rapidly progressing, cutting-edge platform for the development of new vaccines and medicines, potentially expanding the range of diseases which can be prevented or treated, while also promising to significantly speed up development and manufacturing. mRNA enables protein synthesis in the human body, carrying the genetic code required for cells to manufacture and express proteins. By using mRNA technology in vaccines and medicines, specific proteins, or antigens, can be produced by the body's own cells, enabling the human immune system to prevent or fight disease.

CureVac's leadership in mRNA technology, along with its mRNA manufacturing capability, complements GSKs existing scientific leadership in vaccines, including GSKs own self-amplifying mRNA (SAM) vaccine technology platform, and further builds on GSKs growing capability in mAbs innovation, aligned to its R&D focus on the science of immunology. Advancing mRNA-based vaccine and treatment technologies is also expected to play a role in further improving response against future pandemics.

Roger Connor, President GSK Vaccines, said: "GSK's self-amplifying mRNA (SAM) vaccine technology has shown us the potential of mRNA technology to advance the science of vaccine development, and CureVac's experience complements our own expertise. Through the application of mRNA technology, including SAM, we hope to be able to develop and scale up advanced vaccines and therapies to treat and prevent infectious diseases quicker than ever before."

Dr. Franz-Werner Haas, acting Chief Executive Officer of CureVac, added: "We are delighted to partner with GSK.  With this collaboration, we are gaining a world-class partner whose expertise and global footprint will allow us to further develop and translate the value of our platform into potential products for the world."

The companies will combine their mRNA expertise on development opportunities across a range of infectious disease pathogens, selected with the potential to best leverage the advantages of this platform technology, while addressing significant unmet medical need and economic burden.  CureVac's existing COVID-19 mRNA and rabies vaccines research programmes are not included in the collaboration announced today.

Under the terms of the deal, GSK will make an equity investment in CureVac of £130m (€150m), representing close to a 10% stake, an upfront cash payment of £104m (€120m) and a one-time reimbursable payment of £26m (€30m) for manufacturing capacity reservation, upon certification of CureVac's commercial scale manufacturing facility currently under construction in Germany.

CureVac will be eligible to receive development and regulatory milestone payments of up to £277m (€320m), commercial milestone payments of up to £329m (€380m) and tiered royalties on product sales.

GSK will fund R&D activities at CureVac related to the development projects covered by the collaboration. CureVac will be responsible for the preclinical- and clinical-development through Phase 1 trials of these projects, after which GSK will be responsible for further development and commercialization. CureVac will be responsible for the GMP manufacturing of the product candidates, including for commercialization, and will retain commercialization rights for selected countries for all product candidates.

About GSK
GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com/about-us.

About CureVac's mRNA technology platform
CureVac's mRNA technology platform has shown potential in the development and production of mRNA based vaccines and therapeutics. CureVac's RNAoptimizer platform aims to optimize the properties of mRNA medicines based on its three core pillars: protein design, mRNA optimization and mRNA delivery. The technology can be tailored to induce varying degrees of immune responses against specific protein antigens of choice, potentially providing potent prophylactic vaccines for the prevention of infectious diseases, such as Rabies, as well as immunotherapies for the treatment of cancer. The technology can also be adapted to avoid immune activation for purposes of protein therapy and antibodies, thereby providing potential new therapeutic modalities for patients suffering from a vast range of diseases.

About CureVac
CureVac is a leading clinical stage biotechnology company in the field of messenger RNA (mRNA) technology with 20 years of expertise in developing and optimizing this versatile molecule for medical purposes. The principle of CureVac's proprietary technology is the use of mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a wide range of diseases. The company applies its technologies for the development of cancer therapies, antibody therapies, the treatment of rare diseases, and prophylactic vaccines. CureVac has received significant investments, amongst others from dievini Hopp BioTech holding and the Bill & Melinda Gates Foundation. In June 2020, the German Federal Ministry of Economics and Energy announced its commitment to invest 300 million Euros in CureVac through the Kreditanstalt für Wiederaufbau (KfW). CureVac has also entered into collaborations with multinational corporations and organizations, including Boehringer Ingelheim, Genmab, CRISPR Therapeutics, the Bill & Melinda Gates Foundation, CEPI and others. CureVac is headquartered in Tübingen, Germany with sites in Frankfurt and Boston, USA.
For more information, please visit www.curevac.com/ or follow CureVac on Twitter at @CureVacAG.

GSK enquiries:
UK Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Tim Foley	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Kristen Neese	+1 804 217 8147	(Philadelphia)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Danielle Smith	+44 (0) 20 8047 0932	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

CureVac enquiries:
Media enquiries:
Thorsten Schüller, Corporate Communications
CureVac AG, Tübingen, Germany
T: +49 7071 9883-1577
thorsten.schueller@curevac.com

Investor enquiries:
Dr. Sarah Fakih, Vice President Investor Relations
CureVac AG, Tübingen, Germany
T: +49 7071 9883-1298
sarah.fakih@curevac.com

Cautionary statement regarding forward-looking statements

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk Factors" in the company's Annual Report on Form 20-F for 2019 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:

No. 3888792

Registered Office:

980 Great West Road
Brentford, Middlesex
TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: July 20, 2020

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc